UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 27, 2015

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

Green Square-Bâtiment D

80/84 rue des Meuniers

92220 Bagneux France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated July 27, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: July 27, 2015	By:	/s/ David Schilansky
		Name:	David Schilansky
		Title:	Chief Operating Officer

Exhibit 99.1

Press Release

Bagneux, France, July 27, 2015

DBV Technologies Reports

Interim Financial Results for the First Half of 2015

DBV Technologies, (Euronext: DBV – ISIN: FR0010417345 – Nasdaq Stock Market: DBVT), a clinical-stage specialty biopharmaceutical company, announced today its interim financial results for the first half of 2015. The full interim financial report (regulated information) is available on DBV’s website in the Investor Relations section. The 2015 half-year financial statements were subject to a limited review by the Company’s statutory auditors.

2015 First Half Year Results

Selected financial information (IFRS - subject to a limited review by statutory auditors)

In million euros	H1 2015	H1 2014
Total revenues	3.17	2.66
R&D expenses	(12.50)	(10.44)
G&A expenses	(5.49)	(4.18)
Operating profit (loss)	(14.92)	(12.08)
Net profit (loss)	(14.48)	(11.77)
EPS (in € per share)	(0.74)	(0.77)
Net cash flow from operating activities	(12.44)	(10.47)
Net cash Flows from financing activities	3.18	0.75
Net cash flow	(10.07)	(10.34)
Cash position	104.53	29.06

Total revenues were €2.7 million and €3.2 million for the first half 2014 and 2015, respectively. These revenues were primarily generated from government research tax credits and, to a lesser extent, from sales of Diallertest® and from research subsidies. Sales of Diallertest® increased slightly from €103,165 in the first half of 2014 to €107,520 in the first half of 2015, although the Company does not anticipate material future revenues from this diagnostic product and remains focused on the development of its product candidates that employ the Viaskin® platform.

Research & Development expenses were €12.5 million and €10.4 million for the first half of 2014 and 2015, respectively. This variation reflects increased research and development activity with respect to the Company’s pre-clinical research and clinical development, as well as increased hiring of research and development personnel to support the Company’s ongoing programs.

General & Administrative expenses were €5.5 million and €4.2 million in the first half of 2014 and 2015, respectively. This variation reflects increased investment in the Company’s administrative and management functions to support its overall growth, as well as increased professional fess as a result of the Company becoming a registered public company in the United States in October 2014.

The Company’s net loss for the first six months of 2015 was €(14.5) million, compared to €(11.8) million for the corresponding 2014 period. Net loss per share (based on the number of weighted average number of shares outstanding) was €(0.77) and €(0.74) for the first half of 2014 and 2015, respectively.

Net cash flow from operational activities was €(10.5) million and €(12.4) million for the first half 2014 and 2015, respectively, with the increase primarily attributable to increased research and development activity in 2015.

Net cash flow from financing activities was €0.7 million and €3.2 million for the first half of 2014 and 2015, respectively, primarily attributable to the exercise of equity instruments in both period.

DBV Technologies expects to announce its nine months topline results and cash position on November 3, 2015, before market opening.

About DBV Technologies

DBV Technologies is developing Viaskin®, an innovative new approach to the treatment of allergies – a major public health issue that has been increasing in prevalence. DBV Technologies, incorporated in France in 2002, has developed a proprietary, patented technology for administering an allergen to intact skin while avoiding transfer to the blood, and thus lowering the risk of a systemic, allergic reaction in the event of accidental exposure. DBV Technologies is focusing on food allergies, including milk and peanut, for which there are currently no effective treatments. DBV Technologies has designed two products candidates: Viaskin® Peanut and Viaskin® Milk. The clinical development program for Viaskin® Peanut has received Fast Track designation and Breakthrough Therapy designation in children from the U.S. Food and Drug Administration.

DBV Technologies shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345) and on the Nasdaq Stock Market in the form of American Depositary Shares (each representing one-half of one ordinary share) (Ticker: DBVT). For more information on DBV Technologies, please visit our website: www.dbv-technologies.com.

Forward Looking Statements

This press release contains forward-looking statements, including statements reflecting management’s expectations regarding the company’s future financial and operational performance and business outlook. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. A further description of the uncertainties and risks that may impact the company’s future performance and outlook can be found in the company’s regulatory filings with the French Autorité des Marchés Financiers, the company’s Securities and Exchange Commission filings and reports, including in the company’s annual report on Form 20-F for the year ended December 31, 2014, and future filings and reports by the company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release, whether as a result of new information, future events or circumstances or otherwise.

DBV Technologies Contacts

Nathalie Donne Director, Corporate Communication & Business Development Tél. : +33(0)1 55 42 78 72 nathalie.donne@dbv-technologies.com	Susanna Mesa VP Finance, US Investor Relations & Strategy Tél. : +1 917-346-3447 susanna.mesa@dbv-technologies.com

DBV Technologies Media Contacts US & Europe

Marion Janic Rooney & Associates Tél. : +1-212-223-4017 mjanic@rooneyco.com	Caroline Carmagnol Alize RP – Relation Presse Tél. : +33(0)6 64 18 99 59 caroline@alizerp.com